Minxcon Consulting
Suite 5, Coldstream Office Park, 2 Coldstream Street, Little Falls, Roodepoort, Gauteng, South Africa,
Tel: +27 (11) 958 2899 | Fax: +27 (11) 958 2105 | www.minxcon.co.za

CONSENT OF QUALIFIED PERSON

TO: AUTORITÉ DES MARCHÉS FINANCIERS
ALBERTA SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
NOVA SCOTIA SECURITIES COMMISSION
NEW BRUNSWICK FINANCIAL AND CONSUMER SERVICES COMMISSION
ONTARIO SECURITIES COMMISSION
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN
OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNDLAND AND LABRADOR
OFFICE OF THE SUPERINTENDENT OF SECURITIES, PRINCE EDWARD ISLAND

RE: Nomad Royalty Company Ltd. - Consent to Filing of Technical Report

This consent is being provided in accordance with National Instrument 43-101- *Standards of Disclosure for Mineral Projects* (**"NI 43-101"**).

I, Johan Odendaal, BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.), Pr.Sci.Nat., FSAIMM, MGSSA, consent to the public filing by Nomad Royalty Company Ltd. ("**Nomad**") of the Technical Report entitled "An Updated NI 43-101 Technical Report on the Blyvoor Mine, South Africa" with an issue date of June 25, 2021 and an effective date of March 1, 2021 (the "**Technical Report**"), which report was prepared for Blyvoor Gold Capital (Pty) Ltd and Nomad.

I also consent to the use of any extract from, or a summary of, the Technical Report in the June 28, 2021 news release of Nomad (the "**News Release**").

I certify that I have read the News Release and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

DATED this 28th day of June, 2021.

Yours very truly,

Johan Odendaal
BSc (Geol.), BSc Hons (Min. Econ.), MSc (Min. Eng.)
Pr.Sci.Nat., FSAIMM, MGSSA